MR

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00



13030757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street 32nd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Equity Sales Company, Inc., as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken

Signature

CFO/Controller

Title

[signature]

Notary Public

My commission expires Sept. 30, 2015

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.

We have audited the accompanying financial statements of Hartford Equity Sales Company, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules (g and h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2013

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 13,081,381
Mutual fund revenue receivable	3,765
Deferred income tax asset from affiliate	4,429
Prepaid assets	153,827
TOTAL ASSETS	$ 13,243,402

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 4,676,334
Due to affiliates	5,814,266
Income tax payable to affiliate	106
Total liabilities	10,490,706
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	2,005,000
Retained earnings	722,696
Total stockholder's equity	2,752,696
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,243,402

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Variable insurance products underwriting income	$ 95,265,077
Other revenue	1,505,830
Mutual fund income	48,862
Total revenues	96,819,769
EXPENSES:	
Variable insurance products underwriting expense	95,265,077
Other expense	1,505,830
Total expenses	96,770,907
INCOME BEFORE INCOME TAXES	48,862
INCOME TAX EXPENSE	17,102
NET INCOME	$ 31,760

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	31,760
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax asset		678
Changes in operating assets and liabilities:		
Decrease in mutual fund revenue receivables		3,916
Decrease in due from affiliates		1,732,399
Increase in prepaid assets		(5,196)
Decrease in accrued liabilities		(2,523,434)
Increase in due to affiliates		5,671,802
Increase in income tax payable to affiliate		106
Net cash provided by operating activities		4,912,031
NET INCREASE IN CASH		4,912,031
CASH, Beginning of year		8,169,350
CASH, End of year	$	13,081,381
Supplemental cash flow disclosures:		
Income tax payments paid to affiliate	$	16,318

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2011	$ 25,000	$ 2,005,000	$690,936	$ 2,720,936
Net income	-	-	31,760	31,760
BALANCE, DECEMBER 31, 2012	$ 25,000	$ 2,005,000	$722,696	$ 2,752,696

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable life contracts issued by the Parent and its affiliates. The Company receives compensation on contracts sold and pays commissions to third party broker-dealers and compensation to its registered representatives.

The Company previously served as a selling agent for its affiliate, The Hartford Mutual Funds, Inc. (the "Funds"). As a selling agent, the Company received compensation from the Funds. During 2012 all customer accounts related to this business were transferred to an affiliated broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank account.

Prepaid Assets – The Company deposits funds into multiple Central Registration Depository ("CRD") accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these CRD accounts when incurred. Prepaid assets represent the remaining balances held in CRD accounts.

Underwriting Income and Expense –Variable insurance products underwriting income and expense is recorded upon the sale of the insurance contract.

Mutual Fund Income - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the

consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

New Accounting Pronouncements – In December 2011, the FASB issued new guidance regarding balance sheet offsetting disclosures, effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013 the FASB issued further guidance which clarified the requirements of the December 2011 pronouncement, which limits the scope of the offsetting disclosures to recognized derivative instruments which are either offset or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on face of the financial statements. The objective of the guidance is to facilitate comparison between those entities that prepare their financial statements on the basis of generally accepted accounting principles and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. The Company believes that there will be no material impact to the financial statements upon the adoption of this guidance in 2013.

3. RELATED-PARTY TRANSACTIONS

The Company is allocated certain expenses pursuant to an expense sharing agreement with the Parent and a subsidiary of the Parent. These expenses generally relate to shared services and marketing functions. The expenses are allocated to the Company using various agreed-upon methods, primarily time studies. However, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

The Company acted as a distributor and underwriter for insurance contracts issued by its affiliates. For the year ended December 31, 2012, the total underwriting revenue received from its affiliates was $95,265,077. The Company receives reimbursements from its affiliates for certain expenses incurred in performing these functions. For the year ended December 31, 2012, the total general expense reimbursement was $1,495,830 which is included in other revenue.

The Company recorded 12b-1 trail fees from the Funds in the amount of $48,862 for the year ended December 31, 2012, which is recorded as Mutual Fund Income.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for Hartford Life Insurance Company, which is included in other revenue.

4. INCOME TAXES

Income tax expense/(benefit) for the year ended December 31, 2012 is comprised of the following components:

Current	$	16,424
Deferred		678
Total	$	17,102

The deferred tax asset included the following as of December 31, 2012:

Net operating loss carryforward	$	3,528
Other		901
Total	$	4,429

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2012, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Hartford files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2013, with no material impact on the consolidated financial condition or results of operations. The 2010-2011 audit commenced in the fourth quarter of 2012 and is expected to conclude by the end of 2014. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital of $2,590,675, which was $1,891,294 in excess of its required net capital of $699,381. The Company's net capital ratio was 4.05 to 1.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2012, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

On September 27, 2012, The Hartford announced it had entered into a definitive agreement to sell its individual life insurance business to Prudential Financial, Inc. ("Prudential"). The sale closed on January 2,

2013. As a result of the sale, Prudential became the distributor of the variable life contracts issued by the Parent and affiliates and the Company continues to underwrite the contracts for a transition period. After the transition period, Prudential will become the underwriter of these contracts.

The Company evaluated subsequent events through the date the financial statements were issued and identified no additional events that should be disclosed in the notes to the financial statements.

* * * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2012

STOCKHOLDER'S EQUITY	$ 2,752,696
LESS NONALLOWABLE ASSETS – Prepaid and other assets	(162,021)
NET CAPITAL	2,590,675
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $10,490,706)	699,381
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,891,294
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.05:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2012 quarterly Focus Part II A report filed on January 25, 2013.

Schedule (h)

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2012

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 28, 2013

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013, and such report expressed an unmodified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP